UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
PALM Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
696643105
(CUSIP Number)
March 11, 2009
(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐      Rule 13d-1(b)
☑      Rule 13d-1(c)
☐      Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship
Item 2(d) Title of Class of Securities
Item 2(e) CUSIP Number
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURES
EX-99.I: JOINT FILING AGREEMENT

CUSIP No.	696643105	13G	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS Diamondback Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, British West Indies

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,060,354 shares of Common Stock Calls to purchase 156,100 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		7,060,354 shares of Common Stock Calls to purchase 156,100 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,060,354 shares of Common Stock Calls to purchase 156,100 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.38%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	696643105	13G	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS Diamondback Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,060,354 shares of Common Stock Calls to purchase 156,100 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		7,060,354 shares of Common Stock Calls to purchase 156,100 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,060,354 shares of Common Stock Calls to purchase 156,100 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.38%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	696643105	13G	Page	4	of	9 Pages

1	NAMES OF REPORTING PERSONS DBCM Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,060,354 shares of Common Stock Calls to purchase 156,100 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		7,060,354 shares of Common Stock Calls to purchase 156,100 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,060,354 shares of Common Stock Calls to purchase 156,100 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.38%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	696643105	13G	Page	5	of	9 Pages
Item 1.
(a) Name of Issuer
PALM Inc. (the “Company”)
(b) Address of Issuer’s Principal Executive Offices
950 West Maude Avenue
Sunnyvale, California 94085
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship
Diamondback Master Fund, Ltd.
c/o Morgan Stanley Fund Services (Bermuda) Ltd.
Cricket Square, 2nd Floor, Boundary Hall
Hutchins Drive, PO Box 2681
Grand Cayman, Cayman Islands KY1-1111
Citizenship: Cayman Islands, British West Indies
Diamondback Capital Management, LLC
One Landmark Square, 15th Floor
Stamford, CT 06901
Citizenship: State of Delaware
DBCM Partners, LLC
One Landmark Square, 15th Floor
Stamford, CT 06901
Citizenship: State of Delaware
Item 2(d) Title of Class of Securities
Class B Common Stock, $0.001 par value (“Common Stock”)
Item 2(e) CUSIP Number
696643105
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No.	696643105	13G	Page	6	of	9 Pages

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☑
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount beneficially owned:
     As of the date of this filing, (i) Diamondback Master Fund, Ltd. beneficially owns 7,060,354 shares of Common Stock and Calls to purchase 156,100 shares of Common Stock and (ii) each of Diamondback Capital Management, LLC and DBCM Partners, LLC may be deemed the beneficial owner of the 7,060,354 shares of Common Stock and Calls to purchase 156,100 shares of Common Stock beneficially owned by Diamondback Master Fund, Ltd.
     Diamondback Capital Management, LLC is the investment manager of Diamondback Master Fund, Ltd. DBCM Partners, LLC is the managing member of Diamondback Capital Management, LLC. Each of Chad Loweth, Richard Sapanski and Richard H. Schimel (the “Diamondback Principals”) serve as managing members of DBCM Partners, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person or the Diamondback Principals as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Diamondback Capital Management, LLC, DBCM Partners, LLC and the Diamondback Principals disclaims beneficial ownership of the shares of Common Stock owned by Diamondback Master Fund, Ltd.
     (b) Percent of class:
     The Company’s Free Writing Prospectus on Form FWP filed on March 10, 2008 indicates that immediately following the Company’s offering of 23,125,000 shares of Common Stock on March 10, 2009, the total number of shares of Common Stock outstanding is 134,187,790. Based on the Company’s outstanding shares of Common Stock on March 10, 2009 after the offering, and assuming the exercise of the reported call options, each of Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM Partners, LLC may be deemed to beneficially own 5.38% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.
     (c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

CUSIP No.	696643105	13G	Page	7	of	9 Pages
0

(ii)	Shared power to vote or to direct the vote

See Item 4(a)

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

See Item 4(a)
Item 5. Ownership of Five Percent or Less of a Class
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
     Not applicable.
Item 8. Identification and Classification of Members of the Group
See Exhibit I.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification
     By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits:
Exhibit I: Joint Filing Agreement, dated as of March 16, 2009, by and among Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM Partners, LLC

CUSIP No.	696643105	13G	Page	8	of	9 Pages
SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: March 16, 2009

DIAMONDBACK MASTER FUND, LTD.		DIAMONDBACK CAPITAL MANAGEMENT, LLC

By:	/s/ Chad Loweth

Name: Chad Loweth		By:	/s/ Mark Hadlock

Title: Chief Operating Officer		Name: Mark Hadlock
Title: Chief Compliance Officer
DBCM PARTNERS, LLC

By:	/s/ Chad Loweth

Name: Chad Loweth
Title: Managing Member